                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                     Washington Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   937262 10 3
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 7 Pages

CUSIP No. 937262 10 3

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                 24,000
Shares         8.  Shared Voting
Beneficially       Power                             27,200*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                             24,000
ing Person     10. Shared Dispositive
with               Power                             27,200*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  51,200*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             7.79%
14.  Type of Reporting Person                          IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.















                             Page 2 of 7 Pages

CUSIP No. 937262 10 3

1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             51,200*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             51,200*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  51,200*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             7.79%
14.  Type of Reporting Person                           IN
     (See Instructions)
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 24,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.










                              Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Washington Bancorp, Inc., an Iowa corporation ("Washington") is hereby amended as set forth below.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented by the addition of the following:

            "Mr. Davis and Mrs. Davis paid an aggregate of $71,980.00 for an aggregate of 6,500 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr.
and Mrs. Davis."

Item 5.   Interest in Securities of the Issuer.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 51,200 shares, representing 7.79 percent of the outstanding shares of Common Stock based on 657,519 shares of Common Stock disclosed by Washington as outstanding on January 3, 1997. Of such shares, 24,000 (3.65%) are held in the name of Mr. Davis, and 27,200 (4.14%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 24,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 27,200 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 27,200 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 24,000 shares of Common Stock owned by Mr. Davis."





                         Page 4 of 7 Pages

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since
June 25, 1996 (the date of the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."













































                         Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/3/97         Jerome H. Davis
                      Date           (Signature)

                    1/3/97         Susan B. Davis
                      Date           (Signature)








































                         Page 6 of 7 Pages

                                         Schedule A
                                Information with Respect to
                              Transactions in the Common Stock
                                of Washington Bancorp, Inc.
                           By Jerome H. Davis and Susan B. Davis
Date of             Number of Shares    Price Per Share          Where
How
Transaction         Purchased (Sold)    (excluding commissions)  Transacted     Transacted
Susan B. and
Jerome H. Davis:

1. August 2, 1996         4,500               $10.69             OTC
     *<F3>

2. September 25, 1996     1,000                11.00             OTC
     *<F3>

3. January 2, 1997        1,000                12.875            OTC
     *<F3>
















<F3>
*    Transaction effected in the over-the-counter market ("OTC") through a standard brokerage
     account maintained by Mr. and Mrs. Davis.

                                     Page 7 of 7 Pages